

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Advanced Drainage Systems, Inc.
Mr. Scott A. Cottrill
Chief Financial Officer
4640 Trueman Boulevard
Hilliard, Ohio 43026

> **Re: Advanced Drainage Systems, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 30, 2017**
> **File No. 1-36557**

Dear Mr. Cottrill:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction